Filed by Euronet Worldwide, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
MoneyGram International, Inc.
(Commission File No. 001-31950)

Euronet WORLDWIDE

www.euronetworldwide.com

Euronet Worldwide: Creating Superior Value For MoneyGram

December 13, 2007

SECURE FINANCIAL TRANSACTIONS - ANY TIME, ANY PLACE

Additional Information

This presentation is neither an offer to exchange nor a solicitation of an offer to exchange any securities of MoneyGram. The exchange offer (the "Exchange Offer") for the outstanding shares of MoneyGram common stock described in this presentation has not commenced. In connection with the proposed transaction, Euronet intends to file relevant materials with the Securities and Exchange Commission (the "SEC"), such as a Registration Statement on Form S-4, a Tender Offer Statement on Schedule TO (including a prospectus-offer to exchange, a letter of transmittal and other offer documents) and a proxy statement (collectively, the "Offer Documents") and any offers or solicitations will be made only pursuant to the Offer Documents filed with the SEC. Investors are advised to read carefully and in their entirety the Offer Documents that are filed with the SEC when they become available because they will contain important information.

Euronet and its directors, executive officers and certain other employees and representatives of Euronet may be considered "participants in a solicitation" of proxies in connection with the proposed transaction. Information about Euronet's executive officers and directors is available in Euronet's proxy statement, dated April 11, 2007, for its 2007 annual meeting of stockholders. Additional information about the interests of potential participants in a solicitation will be in the Offer Documents, when they become available, and other relevant documents filed with the SEC.

Euronet and MoneyGram stockholders may obtain copies of the Offer Documents and other relevant documents filed with the SEC for free, when they become available, at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the Exchange Offer, toll-free in the U.S. and Canada at 1-877-456-3488 or toll-free in Europe at 00 800 7710 9970.

Forward-Looking Statements

This presentation contains forward-looking statements, including statements regarding Euronet Worldwide, Inc., MoneyGram International, Inc., and the combined company after the completion of the proposed transaction between Euronet and MoneyGram. Forward-looking statements generally can be identified by the use of statements that include words such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will," or other similar words or phrases. These statements include, but are not limited to, statements about the anticipated consequences and benefits of the proposed transaction, including future strategic and financial benefits, the plans, objectives, expectations and intentions of Euronet following the completion of the proposed transaction and other statements that are not historical facts. These statements are based upon the current beliefs and expectations of Euronet's management and publicly available information about MoneyGram, and are subject to significant risks and uncertainties. Actual results may vary materially from those anticipated in such forward-looking statements as a result of a number of factors, including: the failure of MoneyGram to accept Euronet's proposal; the failure to consummate any transaction agreed to between Euronet and MoneyGram or to consummate any such transaction in the expected timeframe; the risk that the opportunities and synergies anticipated to result from the proposed transaction may not be fully realized or may take longer to realize than expected; conditions imposed in governmental approvals and rulings on or regarding the transaction; the risk that the businesses of Euronet and MoneyGram will not be integrated successfully; disruption from the proposed transaction making it difficult to maintain relationships with employees, customers or other third parties with which we do business; technological developments affecting the market for Euronet's or MoneyGram's products and services; foreign exchange fluctuations; and changes in laws and regulations affecting Euronet's or MoneyGram's businesses. Additional risks are described in Euronet's and MoneyGram's filings with the SEC, including Euronet's and MoneyGram's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Copies of these filings may be obtained from the Information Agent as described above.

Agenda

- Overview of proposal and rationale
- Value proposition of combined company
- Expected cost and revenue synergies
- 90-Day action plan
- Next steps

Euronet WORLDWIDE

What We Announced

Offer	▪ Fixed ratio of 0.6179 Euronet shares for each MoneyGram share ▪ Valued at $20.00 per MoneyGram share based on Euronet closing price on December 4, a 43% premium to MoneyGram closing price that day
Consideration	▪ 100% stock
Pro Forma Ownership	▪ 54% Euronet / 46% MoneyGram(a)

Synergies	▪ Approximately $85 million
	  ▪ $36 million cost savings
	  ▪ $49 million of EBITDA increase due to revenue enhancement

EPS Impact	▪ Expect double-digit pre-synergy accretion to cash EPS in 2008
Next Steps	▪ Euronet ready to promptly initiate due diligence, including detailed assessment of investment portfolio, and negotiate merger agreement ▪ Euronet prepared to raise offer if MoneyGram provides information to justify ▪ Euronet prepared to commence exchange offer and launch proxy contest if necessary

(a) On a fully converted and diluted basis

MoneyGram: Destroying Shareholder Value

- Over one billion dollars of lost shareholder value in the last year

- The trade-off was potentially $56 million(a) of operating gain over two years



$250
200
150
100
50
0
$129
$127
$147
$166
$25
$198
$31
2002
2003
2004
2005
2006
MoneyGram Adjusted EBITDA
MoneyGram Operating Gain(a)

- History of inferior performance

	Euronet Worldwide	MoneyGram International
5-Year 2002-2007 Adjusted EBITDA CAGR(b)	*67%*	*15%*
Stock Price CAGR(c)	*34%*	*(8%)*

Source: Euronet and MoneyGram SEC Filings
(a) Incremental gain calculated using the actual "net yield" (investment yield minus commission) for 2005 and 2006 less the average net yield of 56 bps for 2002-2004. This difference was 37 bps in 2005 and 48 bps in 2006
(b) Calculated using the nine months ended September 30, 2007 and assumes Q3 2007 for Q4 2007
(c) Euronet stock price CAGR is over 5 years ending 12/7/07. MoneyGram stock price CAGR based on 6/22/04 – 12/7/07

Euronet's Proven Track Record Of Success


YoY Adjusted EBITDA Growth
36% 2007(a)
Ria acquisition adds $30 MM in Adjusted EBITDA
$121
17% 2006 $89
44% 2005 $76
107% 2004 $53
176% 2003 $25
2002 $9
$0 $25 $50 $75 $100 $125
CAGR = 67%
e-pay acquisition added $15.1 MM in Adjusted EBITDA(b)

Revenue Growth from Q3 2002 – Q3 2007[c]


31%
Acquired Growth
Organic Growth
69%

(a) Calculated using the nine months ended September 30, 2007 and assumes Q3 2007 for Q4 2007
(b) Includes e-pay EBITDA from February 19 through 2003 year end
(c) Excludes Ria

Top Notch, Shareholder-Focused Management Team

Michael Brown
Chairman and CEO
Co-Founded Euronet in 1994

Kevin Caponecchi
President
17 years domestic and international management experience

Rick Weller
EVP and Chief Financial Officer
20 years business and financial management experience

Juan Bianchi
Managing Director, Money Transfer Segment
15 years money transfer experience with Ria

Miro Bergman
EVP and Chief Operating Officer, Prepaid Processing
Joined Euronet in 1997

John Romney
EVP and Managing Director
10 years experience with Euronet

Paul Althasen
EVP
Co-founded e-pay in 1999, acquired by Euronet in 2003

Jeffrey Newman
EVP and General Counsel
28 years worldwide legal experience

Anthony Grandidge
SVP and Managing Director
Asia Pacific EFT Processing
Joined Euronet in 2002

Skin in the Game: Stock Ownership by Directors and Officers

- **Euronet: 6.6%**
- **MoneyGram: 1.9%**

Creating Value for Euronet and MoneyGram Shareholders

- **Establish powerful global player in money transfer business**
  - Join 2nd and 3rd largest global send and receive networks with over 205,000 money transfer agent locations
  - Combine Euronet's expertise in emerging markets with MoneyGram's brand and existing network to grow and penetrate high growth corridors
  - Leverage Euronet's Prepaid business to expand send network, and EFT business to expand receive networks
  - Offer MoneyGram's Bill-Pay product throughout Euronet's send networks
- **Capture significant growth in emerging markets**
  - Including Central and Eastern Europe, India and China
- **Realize approximately $85 million of annual synergies by 2010**
- **Euronet's team has the experience and track record to realize the full potential of MoneyGram's valuable core assets**

Euronet and MoneyGram Today

Annualized Euronet EBITDA[a] = $148MM


20%
Money Transfer ($30 MM) Margin 14%
40%
Prepaid ($59 MM) Margin 10%
EFT ($59 MM) Margin 31%
40%

Euronet Today

- Provides Prepaid Wireless, EFT Processing, and Money Transfer
- Operates in over 100 countries
- A network of over 67,000 locations
- Licensed to operate in 48 U.S. states and 13 countries in the Money Transfer segment
- Founded in 1994 and headquartered in Leawood, KS

Annualized MoneyGram EBITDA[b] = $265MM


11%
Payment Systems ($30 MM) Margin 9%
Global Funds Transfer ($235MM) Margin 23%
89%

MoneyGram Today

- Provides Global Funds Transfer and Payment Systems
- Operates in over 170 countries
- A network of over 138,000 locations
- Wal-Mart accounts for about 20% of total company's revenues
- Founded in 1940 and headquartered in Minneapolis, MN

Source: Euronet and MoneyGram SEC filings

(a) Q3 2007 annualized; excludes expenses incurred by corporate services of $20 MM

(b) Q3 2007 annualized; excludes $4 MM in unallocated expense

Consolidate and Penetrate a Large and Highly Fragmented Market

- Combined share of global transaction volume will be approximately 6%
- 1% incremental market penetration could increase Money Transfer EBITDA of combined company by approximately $45 million

2006 Market Share(a)
$269 Billion Market



16%
WESTERN UNION
4%
MoneyGram International
2%
Ria MONEY TRANSFER
Other
78%

	Locations
MoneyGram International + Ria Money Transfer	205,000

	2006 Transaction Volume (b)
MoneyGram International + Ria Money Transfer	~ $15 bn

1% Increase in market share

- Volume ~ $3 bn
- Revenue(c) ~ $200 mm
- EBITDA(c) ~ $45 mm

(a) Source: "Consumer Money Transfers," Aite Group
(b) Source: Aite Group and company filings
(c) Assumes 2006 MGI Global Funds Transfer division net revenue and EBITDA margin

Significantly Expand Send-Receive Network

	Euronet Worldwide	MoneyGram International
Total Locations:	67,000+	138,000+
Sending Locations:	11,000+	Not Broken Out
Receiving Locations:	56,000+	Not Broken Out



Source: Euronet and MoneyGram SEC filings

Optimal Mix of Send and Receive Agents

- Joining Euronet's and MoneyGram's send - receive networks optimizes combined company's growth potential



"Sweet Spot" For Accelerated Growth
Send Agents
Receive Agents

Comprehensive Range of Retailers

- **Low agent overlap will contribute to the expanded network**

MoneyGram International

Euronet Worldwide


Large Agents
WAL★MART
duane reade
GIGANTE
Poste italiane
A·C·E
SUPERVALU
Albertsons
ECKERD
POST OFFICE
Carrefour
TESCO
C-Stores
Ahold
Müller
Sainsbury's
Media Markt
Lekkerland
Alcampo
SUNOCO
MORRISONS
ELEVEN
Boots
ASDA
Small Agents
Large Retailers

Source: MoneyGram March 2007 Analyst Day Presentation and Euronet public information

Capture Significant Growth in Emerging Markets

($ in billions)

Remittances Received By Emerging Regions


2000-06 CAGR
$200
150
100
50
0
2000-2006 CAGR: 15%
6%
12%
16%
13%
18%
18%
2000
2003
2006
20
17
17
13
13
5
35
35
31
17
21
6
53
45
36
32
25
7
Latin America and The Caribbean
East Asia and The Pacific
South Asia
Europe and Central Asia
Middle East and North Africa
Sub Saharan Africa

($ in billions)

Largest Receive Markets


2006
India
$25.7
Mexico
$24.7
Central and Eastern Europe(a)
$23.9
China
$22.5
Philippines
$14.9

Source: World Bank and International Monetary Fund

(a) Includes Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Macedonia, Montenegro, Poland, Romania, Slovakia, Slovenia, and Serbia

Truly Global Payments Company Positioned to Capture Growth in Emerging Markets

Annualized Euronet Revenue[a] = $985MM


25%
U.S.
($251MM)
International
($734MM)
75%

Annualized MoneyGram Revenue[a] = $1,366MM


25%
International
($340MM)
U.S.
($1,027MM)
75%

Euronet is Proven International Leader

- **Founded as an international business**
- **Approximately 1,300 non-U.S. employees (compared to approximately 300 for MoneyGram)**
- **Euronet non-U.S. revenues growing at approximately 20%[b]**

Combined Company Will Have Vast Global Infrastructure

- **205,000 money transfer agent locations**
- **370,000 top-up point-of-sale (POS) terminals**
- **10,500 ATMs**
- **80+ international bank relationships**
- **Serving more than 170 countries**

Source: Euronet and MoneyGram SEC filings
(a) Q3 2007 annualized
(b) Q3 2007 over Q3 2006 excluding revenue from Ria

Develop Distribution Agreements With Euronet's Extensive Global Bank Relationships

- Euronet's 80+ banking relationships in Europe, Asia, Africa provide combined company with significantly expanded international payout network



Poland
Bank
BANK PEKAO SA
Czech Rep
ČESKÁ SPOŘITELNA
citibank
Romania
Millennium
Serbia
KOMERCIJALNA BANKA
PIRAEUS BANK
Germany
Slovakia
Hungary
Ukraine
UK
BANKHAUS AUGUST LENZ
Croatia
Albania
BUDAPEST BANK
Raiffeisen BANK
Bulbank
Montenegro
Bosnia and Herzegovina
NovaBank
Bulgaria
Greece
ABC Bank
Jordan
Egypt
BARCLAYS
Qatar
Bahrain
UAE
Nigeria
Uganda
China
Deutsche Bank
India
citibank
HSBC
ABN·AMRO
ING Vysya
Centurion
Philippines
Standard Chartered
Indonesia

Source: Euronet press releases

Exploit Cross-Selling Opportunities

Euronet Worldwide	MoneyGram International
370,000 Top-Up POS Terminals at Leading Retailers	Remittance Products
11,000 Remittance Send Locations	Walk-In Bill-Pay Product
Prepaid Top-Up Product	138,000 Agent Locations
80+ Banking Relationships	Remittance Products

Source: Euronet and MoneyGram SEC filings and other publicly available information

Substantive Cost Savings

- **Approximately $36 million identifiable and achievable cost savings**

Operating Efficiencies	**75% - 85%**
- Lower SG&A	
- Operating Infrastructure	
- Public Company Costs	
Correspondent Price Reduction	**15% - 25%**
- For Overlapping Corridors	

Significant Opportunity for Revenue-Driven EBITDA Enhancement

- **Approximately $49 million identifiable and achievable revenue-driven EBITDA synergies**

Leverage Euronet's Network ▪ Broad Latin American Receive Network ▪ ATM Banking Relationships	**55% - 65%**
Leverage MoneyGram's Networks ▪ International Corridors	**25% - 35%**
Cross-Selling ▪ Walk-In Bill-Pay ▪ Wireless Top-Up	**5% - 15%**

Synergy Ramp-Up


Synergies
($ in Millions)
$100
80
60
40
20
0
Year 1: Run Rate
$14 MM Synergies
$0.09 Incremental Cash EPS Impact from Synergies(a)
Year 2: Run Rate
$65 MM Synergies
$0.42 Incremental Cash EPS Impact from Synergies(a)
Year 3: Run Rate
$85 MM Synergies
$0.55 Incremental Cash EPS Impact from Synergies(a)
Year 1
Year 2
Year 3

Year 1

- Operational review of overlapping locations and public company costs
- Corridor-by-corridor analysis to optimize send agent and payout locations

Year 2

- Migration to streamlined operating infrastructure
- Evaluation of optimal locations to offer Walk-In Bill-Pay and Prepaid Top-Up

Year 3

- Strategic review of agent ROI
- Full realization of renegotiated correspondent payout costs
- Expand payout network throughout Eastern Europe and Asia Pacific markets

(a) Based on pro forma diluted shares post transaction

Balance Sheet Strength to Fund Growth

Data as of and for the period ended September 30, 2007

($ in Millions)	Euronet	MoneyGram	Combined
Cash (Unrestricted)	$251	$286	$537
Total Assets	$1,805	$9,043	$10,848
Total Debt	$525	$347	$872
LTM EBITDA[(a)]	$123	$242	$365
Debt / LTM EBITDA[(a)]	4.3x	1.4x	2.4x
Debt / LTM EBITDA[(a)] (w/o convertible bonds of $315MM)	1.7x	1.4x	1.5x

Source: Euronet and MoneyGram SEC filings
(a) Pro forma, based on full year of Ria impact

Due Diligence Plan

Address MoneyGram's Payment Systems business

- Low return business
- Investment portfolio – requires thorough due diligence to determine additional impairments
- Assess how much capital needed to account for additional impairments
- Begin to evaluate strategic options

Confirm Synergy Opportunities

- Revenue enhancements
- Cost reductions

Refine Action Plan

- Integration team
- Immediate actions for first 90 days after closing

90-Day Action Plan Post Closing

- ✓ Pursue strategic options for Payment Systems business, including potential sale
- ✓ Conduct full evaluation of duplicative public company costs; combine overlapping offices and eliminate redundancies
- ✓ Map out optimal payout location routing and negotiate volume discounts at overlapping payout locations
- ✓ Deploy prepaid product to MoneyGram agents
- ✓ Extend MoneyGram payout network to Ria agents, and vice versa
- ✓ Meet with key banks and alternative payout sources in key emerging markets
- ✓ Deploy MoneyGram urgent bill pay and money products to Ria agents
- ✓ Integrate POS terminal money transfer product into MoneyGram transaction processing system
- ✓ Complete system rationalization and select best of each platform

MoneyGram Shareholders Deserve Better

- **Reckless investment strategy has destroyed over $1 billion in MoneyGram shareholder value**
  - History of inferior performance and putting shareholders at risk
- **Combination with Euronet presents compelling opportunity that will benefit shareholders of both companies**
  - Establish powerful global player in money transfer business
  - Combine complementary send and receive networks and products
  - Capture significant growth in emerging markets
  - Realize approximately $85 million of annual synergies by 2010
  - Euronet's team has the experience and track record to realize the full potential of MoneyGram's valuable core assets
- **Euronet determined to complete transaction and prepared to take all necessary steps**
  - Ready to conduct due diligence and thorough assessment of investment portfolio
  - Exchange offer to MoneyGram shareholders
  - Proxy contest for Board representation
- **MoneyGram shareholders must make views known!**

Euronet WORLDWIDE

Defined Terms

Unless specifically noted otherwise within this presentation, the following terms are hereby defined as follows:

Adjusted EBITDA is defined as operating income excluding depreciation, amortization and share-based compensation expenses. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent a non-cash current period allocation of costs associated with long-lived assets acquired in prior periods. Similarly, the expense recorded for share-based compensation does not represent a current or future period cash cost.

Cash earnings per share (Cash EPS) is defined as diluted GAAP earnings per share excluding the impacts of a) foreign exchange gains or losses, b) discontinued operations, c) debt restructuring charges, d) share based compensation, e) tax-effected intangible asset amortization and f) other non-operating or unusual items that cannot be accurately projected.

See reconciliation of non-GAAP items in the attached supplemental data.

Reconciliation Tables

EURONET WORLDWIDE, INC.
Reconciliation of Operating Income to EBITDA and Adjusted EBITDA
(unaudited - in millions)

	2002	2003	2004	2005	2006	Nine months ended September 30, 2007	Three months ended September 30, 2007
Operating income	$ (6.3)	$ 8.1	$ 29.3	$ 47.4	$ 53.9	$ 46.1	$ 18.4
Add: Depreciation and amortization	9.7	12.1	16.2	22.8	29.5	34.4	13.5
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 3.4	$ 20.2	$ 45.5	$ 70.2	$ 83.4	$ 80.5	$ 31.9
Add: Share-based compensation	5.8	5.2	7.0	5.6	7.4	6.2	2.5
Earnings before interest, taxes, depreciation, amortization and share-based compensation (Adjusted EBITDA)	$ 9.2	$ 25.4	$ 52.5	$ 75.8	$ 90.8	$ 86.7	$ 34.4

Reconciliation Tables

EURONET WORLDWIDE, INC.
Reconciliation of Operating Income to EBITDA
For the three months ended September 30, 2007
(unaudited - in millions)

	EFT Processing Segment	Prepaid Processing Segment	Money Transfer Segment	Corporate Services	Consolidated
Operating income	$ 10.2	$ 10.4	$ 3.4	$ (5.6)	$ 18.4
Add: Depreciation and amortization	4.6	4.3	4.2	0.4	13.5
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 14.8	$ 14.7	$ 7.6	$ (5.2)	$ 31.9

Reconciliation Tables

EURONET WORLDWIDE, INC.
Reconciliation of Operating Income to pro forma EBITDA
For the twelve months ended September 30, 2007
(unaudited - in millions)

	Operating Income	Depreciation and Amortization	Share Based Compensation	Adjusted EBITDA
Nine months ended September 30, 2007	$ 46.1	$ 34.4	$ 6.2	$ 86.7
Three months ended December 31, 2006	14.5	7.9	1.6	24.0
Twelve months ended September 30, 2007	$ 60.6	$ 42.3	$ 7.8	$ 110.7
RIA pro forma: period beginning October 1, 2006 and ended on April 4, 2007	2.8	8.3	1.0	12.1
Pro forma twelve months ended September 30, 2007	$ 63.4	$ 50.6	$ 8.8	$ 122.8